Mary C. Moynihan

PHONE: (202) 654-6254

FAX: (202) 654-9697

EMAIL: MMoynihan@perkinscoie.com

February 28, 2018

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-1004

Columbia Acorn Trust

1933 Act Registration No. 2-34223

1940 Act Registration No. 811-1829

On behalf of Columbia Acorn Trust (the “Trust”), we are transmitting for filing under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 (the “1940 Act”) post-effective amendment no. 107 to the Trust’s registration statement under the Securities Act, which is also amendment no. 82 to its registration statement under the 1940 Act (the “Amendment”), and each exhibit being filed.

This filing is being made pursuant to Rule 485(a)(1) under the Securities Act, with a designated effective date of May 1, 2018, in order to make certain changes to the principal investment strategy of Columbia Thermostat Fund, a series of the Trust.

Very truly yours,

/s/ Mary C. Moynihan
Mary C. Moynihan